

Mail Stop 7010   October 10, 2008

Anthony Tracy
Chief Executive Officer
Perf-Go Green Holdings, Inc.
12 East 52nd Street, 4th Floor
New York, New York 10022

> **Re: Perf-Go Green Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 25, 2008**
> **File No. 333-152949**

Dear Mr. Tracy:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you plan to provide additional information in response to comments 12, 21, 22, 26, and 37 in our letter dated September 11, 2008. Please file this information with your next amendment or as soon as practicable.

2. We note your response to comment 1 in our letter dated September 11, 2008. However, the shares being offered by the Significant Shareholders represent more than 100% of the shares outstanding held by non-affiliates. Because of the nature and size of the transactions being registered for the Significant Shareholders, it appears that these transactions are not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of these shares, please reduce the amount of shares being registered or file a separate registration statement identifying these Significant Shareholders as underwriters and include a fixed price at which the securities will be sold.

Prospectus Cover Page

3. There appears to be a discrepancy throughout the registration statement relating to the number of shares that the Bridge Notes were converted into on March 27,

2008. For example, on the Prospectus Cover page, you state that there are 1,579,466 Bridge Shares and on page 15, you state that there are 1,522,767 Bridge Shares. Please clarify and revise accordingly throughout the registration statement. Please note that the correct number may change some of your calculations on pages 17 through 20.

Prospectus Summary

4. We note your revised disclosure in response to comment 16 in our letter dated September 11, 2008. However, in the Prospectus Summary and the Risk Factors sections, please also disclose that you are unsure whether you will have sufficient cash to continue activities for the next 12 months.

Selling Stockholders, page 14

5. We note your response to comment 11 in our letter dated September 11, 2008. Please describe the method by which the company determined the number of shares it seeks to register in the registration statement. In addition to quantifying the number of shares corresponding to specific transactions, also explain how you calculated these amounts.

6. Please clarify that the 2007 Offering occurred at the accounting acquiree on page 15 and in note 7 on page F-10. Also, please reconcile the amount of proceeds raised, disclosed on pages 15 and 25.

Selling Stockholder Table, page 16

7. We note your response to comment 23 in our letter dated September 11, 2008. Please disclose in the footnotes to the table, the number of shares being registered which are payable as interest under the notes. Also update the table to the most recent practicable date.

Total Dollar Value Shares Being Registered, page 17

8. We note your revised disclosure in response to comment 2 in our letter dated September 11, 2008. Please clarify in the filing how you calculated the dollar values for each of the three categories of shares you describe. Specifically, disclose the exact number of shares that underlie each of Bridge Shares, Bridge Warrants, Notes, Interest Shares, 2007 Warrants, and Pipe Warrants that you present in the table.

Payments to Significant Shareholders and Affiliates, page 18

9. We note your revised disclosure in response to comment 3 in our letter dated September 11, 2008. Please clarify in the filing how you calculated the amounts

in the table, including the following:

- Clarify whether the interest payments reflect the maximum amount of interest that can accrue assuming all the convertible notes remaining outstanding until the maturity date.
- We note that on page F-9, you state that you recorded an $893,000 liability, which represents the maximum penalty, 15% of the aggregate purchase price of $5,950,000. Reconcile this amount with the $600,000 in liquidated damages that you reflect in this section.
- Describe and quantify any potential late fees.

Potential Investor Profit Relating to Notes, page 19

10. We note your revised disclosure in response to comment 4 in our letter dated September 11, 2008. It appears that footnote 1 is not present in the table and that footnotes 1 and 2 refer to a number that is not contained in footnote 1. Please revise accordingly.

Potential Investor Profit Relating to Warrants, page 19

11. We note your revised disclosure in response to comment 5 in our letter dated September 11, 2008. It appears that the aggregate market value of shares underlying warrants issued to Rig based on closing price on May 16, 2008 is $4,440,000. Please tell us how you calculated your figure or revise accordingly.

12. It is unclear how footnotes 1 and 2 apply to this table. Please revise accordingly.

Comparison of Net Proceeds to Potential Investor Profit, page 20

13. We note your new disclosure in response to comment 6 in our letter dated September 11, 2008. Please clarify how you calculated the $1,482,725 figure in footnote 2.

14. Please insert footnote 4 into the table and delete the reference to footnote 5.

Issuer's Financial Ability and Short Position Information, page 21

15. We note your revised disclosure in response to comment 9 in our letter dated September 11, 2008. As previously requested, please also provide the relationship of the date on which Brio Capital L.P. entered into the short position to the date of the announcement of the convertible note transaction and the filing of the registration statement.

Management's Discussion and Analysis and Plan of Operation, page 23

16. We note your response to comment 30 in our letter dated September 11, 2008 and appreciate the additional information you provided. However, it continues to appear to us that your disclosures in MD&A do not adequately explain the reasons for the derivative liability, the potential consequences of the derivative liability, or the specific facts and circumstances that impacted and will impact the initial and subsequent fair value estimates of the derivative liability. Please clarify.

Recent Financings, page 25

17. There appears to be a discrepancy regarding the number of shares of common stock you issued in the December 2007 financing. On page 21, you state that you issued a total of 4,200,000 shares and on page 25, you state that you issued 2,100,000 shares of common stock. Please clarify and revise accordingly.

Legal Proceedings, page 36

18. We note your response to comment 27 in our letter dated September 11, 2008; however, based on your disclosures, we also note that the Company was a party to the Settlement Agreement. Please clarify why the Company was a party to the settlement if the Company was not a party to the litigation. Also, please provide us additional information regarding the specific underlying legal dispute and explain the specific nature and extent of the services provided by Mr. Conklin.

Financial Statements for the Period from November 15, 2007 (Inception) to June 30, 2008, page F-2

General

19. Please correct the date of the interim balance sheet to June 30, 2008.

Financial Statements for the Period from November 15, 2007 (Inception) to March 31, 2008, page F-19

General

20. Based on your responses to comments 31 and 35 in our letter dated September 11, 2008, it appears to us that share and per share amounts presented in the audited financial statements of the accounting acquirer are based on the capitalization prior to the reverse recapitalization transaction. Please be advised that all share and per share disclosures of the accounting acquirer are required to be retroactively restated for the May 2008 recapitalization in a manner similar to a stock split. Refer to SAB Topic 4C and paragraph 54 of SFAS 128 for guidance.

Additional Financial Statements

21. We note your response to comment 36 in our letter dated September 11, 2008; however, we remind you that the financial statements of the accounting acquiree, to be included in your registration statement, are required to fully comply with the requirements of Rule 8-04 of Regulation S-X.

Security Ownership of Certain Beneficial Owners and Management, page 43

22. We note your disclosure in response to comment 42 in our letter dated September 11, 2008. As previously requested, in footnotes 11 through 14, please disclose the specific number of shares underlying each type of note or warrant.

Recent Sales of Unregistered Securities, page 52

23. Please disclose the consideration received by the company in the sale of the Bridge Notes and Warrants. See Item 701(c) of Regulation S-K.

*   *   *   *

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Adam P. Silvers, Esq.
        Ruskin Moscou Faltischek, P.C.
        1425 RexCorp Plaza, 15th Floor
        Uniondale, New York 11556